CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway, Vancouver, BC V4Z 5J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Division Signs Global Recruitment Agreement with Academy of Holy Angels

March 12th, 2013: CIBT Education Group Inc. (NYSE MKT: MBA and TSX: MBA) (“CIBT Group”) is pleased to announce that its newly formed division, Global Education Alliance (“GEA”), has entered into an agreement with Academy of Holy Angels (“AHA”), a highly respected high school and college preparatory school located in Richfield, Minnesota. GEA has been appointed as AHA’s exclusive recruitment partner for the China market with plans to expand GEA’s recruitment territory into other countries.

Under the terms of the agreement, GEA will assist Academy of Holy Angels with marketing, promotion and recruitment for the international market with a focus on the China market where GEA has exclusivity. GEA will provide student services and recruitment by tapping into CIBT Group’s existing infrastructure and referral network at 50+ locations in 18 countries. Currently, CIBT Group is enrolling over 9,000 international students from 42 countries per year and approximately 3,000 domestic students per year from Canada.

“We are honored to be working with Academy of Holy Angels, being a highly respected and prestigious high school in the United States”, commented Toby Chu, President, Chief Executive Officer and Vice Chairman of CIBT Group. “With nearly two decades of operating experience in the global education market, we believe our presence and infrastructure will add substantial value to our academic partners in terms of diversity, cultural integration and increased capital resources available to our partner schools.”

“After nearly a year of study, we are excited to introduce EPIC International and our global partner, CIBT Group, to the Academy of Holy Angels community and the greater Twin Cities metro area”, commented Thomas Shipley, President of Academy of Holy Angels. “The Academy will be the first U.S. secondary school to align itself with CIBT Group’s global education network. Benefits of this relationship will enhance each student’s experience here at Holy Angels. International students have always been a part of our fabric. The addition of a global partner, whose educational programs are as strong as their ability to place students in an educational setting, makes this program a truly remarkable opportunity.”

About the Academy of Holy Angels:

Academy of Holy Angels (“AHA”) is a Catholic coeducational, college preparatory high school in Richfield, Minnesota. AHA educates more than 820 students of diverse ethnic and religious backgrounds each year in grades nine through twelve. A nationally recognized college preparatory school, it offers a rigorous, broad-based curriculum and numerous opportunities to excel in co-curricular activities, arts and athletics. AHA is accredited by AdvancED, the world’s largest education community known for their prestigious accreditation process. AHA is also a US Department of Education Blue Ribbon School of Excellence, and has earned a 2008 Minnesota Quality Award. Many of AHA’s graduates are studying at the world’s leading universities including Harvard University, University of Chicago, University of Pennsylvania, University of California at Berkeley, and Cornell University.

About Global Education Alliance:

Global Education Alliance (“GEA”), a division of CIBT Education Group Inc., is a student referral service for certain carefully selected schools in Canada and the U.S. GEA leverages CIBT Group’s extensive international agent network and existing academic partnerships in various countries to increase international enrolments at its North American partner schools, which include high ranking primary and secondary schools, and public and private universities in Canada and the United States. Visit GEA online at www.myGEA.ca.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on Toronto Stock Exchange and NYSE MKT LLC, CIBT Group owns and operates a network of business, technical and language colleges and offers cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, healthcare, hotel management and tourism, English language training, English teacher certification, junior and high school preparation program for overseas study, and other career/vocational training. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada, and Global Career Center (“GCC”). GCC is a job placement call center located in the Philippines dedicated to providing employment services to CIBT Group graduates for free throughout their careers. Visit us online at www.cibt.net.

For more information contact:

Toby Chu

Vice-Chairman, President & CEO

CIBT Education Group Inc.

Investor Relations Contact:1-604-871-9909 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:

Some statements in this news release contain forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts. The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. With respect to statements in this news release as to expectations for the collaboration with Academy of Holy Angels, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither NYSE MKT-LLC nor Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.